

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the Annual General Meeting of the Shareholders of Crosshair Exploration & Mining Corp. (the "Company"), will be held at the Fairmont Newfoundland, 115 Cavendish Square, St. John's, Newfoundland, on Monday, September 10, 2007, at 10:00 a.m., Newfoundland time, for the following purposes:

1.   To receive the report of the Directors of the Company;

2.   To receive the audited financial statements of the Company for the year ending April 30, 2007;

3.   To appoint Davidson & Company, Chartered Accountants, as the Auditor of the Company for the ensuing year and to authorize the Directors to fix the Auditor's remuneration;

4.   To fix the number of Directors of the Company at seven;

5.   To elect Directors for the ensuing year;

6.   To approve the adoption of the Company's Amended Stock Option Plan as more particularly described in the accompanying Information Circular;

7.   To approve, ratify and confirm all acts, contracts, proceedings, appointments and payments of money by the Directors and Officers of the Company since the last Annual General Meeting of the Company as appear in the proceedings and records of the Company; and

8.   To transact such other business as may properly be brought before the Meeting and any and all adjournments thereof.

A Shareholder who is unable to attend the meeting in person is entitled to appoint a proxyholder to attend and vote in the Shareholder's stead. If you cannot be personally present, please refer to the notes accompanying the Form of Proxy enclosed and then complete and deposit the Form of Proxy with Computershare Investor Services within the time set out in the notes, as set out below.

The Form of Proxy must be signed by the Shareholder or by the Shareholder's attorney authorized in writing, or, if the Shareholder is a corporation, by an officer or director thereof as an authorized signatory.

The completed Form of Proxy must be deposited at the office of Computershare Investor Services at least 48 hours before the time of the meeting (excluding Saturdays, Sundays and holidays), or any adjournment thereof.

The enclosed Form of Proxy is solicited by management but you may amend it, if you so desire, by striking out the names of the management proxyholders shown and inserting in the space provided the name of the person you wish to represent you at the meeting.

DATED at Vancouver, British Columbia, this 15th day of July, 2007.

BY ORDER OF THE BOARD

"Mark J. Morabito"
Mark J. Morabito
President and Chief Executive Officer

CROSSHAIR EXPLORATION & MINING CORP.

Suite #1240, 1140 West Pender Street
Vancouver, British Columbia, V6E 4G1
Tel: (604) 681-8030
Fax: (604) 681-8039

_____

INFORMATION CIRCULAR
As at July 10, 2007 unless otherwise noted

FOR THE ANNUAL GENERAL MEETING
OF THE SHAREHOLDERS
TO BE HELD ON SEPTEMBER 10, 2007

SOLICITATION OF PROXIES

This information circular is furnished in connection with the solicitation of proxies by the management of Crosshair Exploration & Mining Corp. (the "Company") for use at the Annual General Meeting (the "Meeting") of the Shareholders of the Company to be held at the time and place and for the purposes set forth in the Notice of Meeting and at any adjournment thereof.

PERSONS OR COMPANIES MAKING THE SOLICITATION

The enclosed Form of Proxy is solicited by management. Solicitations will be made by mail and possibly supplemented by telephone or other personal contact to be made without special compensation by regular officers and employees of the Company. The Company does not reimburse Shareholders' nominees or agents (including brokers holding shares on behalf of clients) for the cost incurred in obtaining from their principals, authorization to execute the Form of Proxy. No solicitation will be made by specifically engaged employees or soliciting agents. The cost of solicitation will be borne by the Company. None of the directors of the Company have advised that they intend to oppose any action intended to be taken by Management as set forth in this Information Circular.

APPOINTMENT AND REVOCATION OF PROXIES

The persons named in the accompanying Form of Proxy are directors or officers of the Company. **A Shareholder has the right to appoint a person to attend and act for him/her on his/her behalf at the Meeting other than the persons named in the enclosed Form of Proxy. To exercise this right, a Shareholder should strike out the names of the persons named in the Form of Proxy and insert the name of his/her nominee in the blank space provided, or complete another Form of Proxy. The completed Form of Proxy should be deposited with the Company's Registrar and Transfer Agent, Computershare Investor Services, 9th Floor, 100 University Avenue, Toronto, Ontario M5J 2Y1, at least 48 hours before the time of the Meeting or any adjournment thereof, excluding Saturdays, Sundays and holidays.**

The Form of Proxy must be dated and be signed by the Shareholder or by his/her attorney in writing, or, if the Shareholder is a Company, it must either be under its common seal or signed by a duly authorized officer.

In addition to revocation in any other manner permitted by law, a Shareholder may revoke a Proxy either by (a) signing a Proxy bearing a later date and depositing it at the place and within the time aforesaid, or (b) signing and dating a written notice of revocation (in the same manner as the Form of Proxy is required to be executed as set out in the notes to the Form of Proxy) and either depositing it at the place and within the time aforesaid or with the Chairman of the Meeting on the day of the Meeting or on the day of any adjournment thereof, or (c) registering with the Scrutineer at the Meeting as a Shareholder present in person, whereupon such Proxy shall be deemed to have been revoked.

NON-REGISTERED HOLDERS OF COMPANY'S SHARES

Only Shareholders whose names appear in the Company's Central Securities Register (the "Registered Shareholders") or duly appointed proxyholders are permitted to vote at the Meeting. Shareholders who do not hold their common shares in their own name ("Beneficial Shareholders") are advised that only proxies from Shareholders of record can be recognized and voted at the Meeting. Beneficial Shareholders who complete and return an Form of Proxy must indicate thereon the person (usually a brokerage house) who holds their common shares as registered Shareholder. Every intermediary (broker) has its own mailing procedure, and provides its own return instructions, which should be carefully followed. The form of proxy supplied to Beneficial Shareholders is similar to that provided to Registered Shareholders. However, its purpose is limited to instructing the registered Shareholder how to vote on behalf of the Beneficial Shareholder.

If common shares are listed in an account statement provided to a Shareholder by a broker, then in almost all cases those common shares will not be registered in such Shareholder's name on the records of the Company. Such common shares will more likely be registered under the name of the Shareholder's broker or agent of that broker. In Canada, the vast majority of such shares are registered under the name of CDS & Co. (the registration for the Canadian Depository for Securities, which company acts as nominee for many Canadian brokerage firms). Common shares held by brokers or their nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Shareholder. Without specific instructions, brokers/nominees are prohibited from voting shares for their clients. The directors and officers of the Company do not know for whose benefit the common shares registered in the name of CDS & Co. are held.

In accordance with National Instrument 54-101 of the Canadian Securities Administrators, the Company has distributed copies of the Notice of Meeting, this Information Circular and the Form of Proxy to the clearing agencies and intermediaries for onward distribution. Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of Shareholders' meetings unless the Beneficial Shareholders have waived the right to receive meeting materials. Every intermediary/broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Shareholders in order to ensure that their common shares are voted at the Meeting. Often the form of proxy supplied to a Beneficial Shareholder by its broker is identical to the Form of Proxy provided by the Company to the Registered Shareholders. However, its purpose is limited to instructing the Registered Shareholder how to vote on behalf of the Beneficial Shareholder. Should a Beneficial Shareholder receive such a form and wish to vote at the Meeting, the Beneficial Shareholder should strike out the Management proxyholder's name in the form and insert the Beneficial Shareholder's name in the blank provided. The majority of brokers now delegate the responsibility for obtaining instructions from clients to Broadridge Financial Solutions Inc. ("Broadridge"). Broadridge typically applies a special sticker to the proxy forms, mails those forms to the Beneficial Shareholders and requests Beneficial Shareholders to return the proxy forms to Broadridge. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of common shares to be represented at the Meeting. **A Beneficial Shareholder**

receiving a proxy with a Broadridge sticker on it cannot use that proxy to vote common shares directly at the Meeting – the proxy must be returned to Broadridge well in advance of the Meeting in order to have the common shares voted. All references to Shareholders in this Information Circular and the accompanying Form of Proxy and Notice of Meeting are to Shareholders of record unless specifically stated otherwise.

VOTING OF SHARES AND EXERCISE OF DISCRETION OF PROXIES

On any poll, the persons named in the enclosed Form of Proxy will vote the shares in respect of which they are appointed and, where directions are given by the Shareholder in respect of voting for or against any resolution, will do so in accordance with such direction.

In the absence of any direction in the Form of Proxy, it is intended that such shares will be voted in favour of the motions proposed to be made at the Meeting as stated under the headings in this Information Circular. The Form of Proxy enclosed, when properly signed, confers discretionary authority with respect to amendments or variations to any matters which may properly be brought before the Meeting.

At the time of printing of this Information Circular, the Management of the Company is not aware that any such amendments, variations or other matters are to be presented for action at the Meeting. However, if any other matters which are not now known to the Management should properly come before the Meeting, the Proxies hereby solicited will be exercised on such matters in accordance with the best judgement of the nominee.

FINANCIAL STATEMENTS

The audited financial statements of the Company for the year ended April 30, 2007 (the "Financial Statements"), together with the Auditors' Report thereon, will be presented to the Shareholders at the Meeting.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

At July 10, 2007, the Company had 71,121,822 common shares without par value issued and outstanding. All common shares in the capital of the Company are of the same class and each carries the right to one vote. The quorum for a meeting of Shareholders is two persons present in person or by proxy holding not less than 5% of the issued shares of the Company.

July 24, 2007 has been determined as the record date as of which Shareholders are entitled to receive notice of and attend and vote at the Meeting. Shareholders desiring to be represented by proxy at the Meeting must deposit their proxies at the place and within the time set forth in the notes to the Form of Proxy in order to entitle the person duly appointed by the proxy to attend and vote thereat.

To the knowledge of the directors and senior officers of the Company, as at July 10, 2007, no shareholder beneficially owns or controls, directly or indirectly, equity shares carrying more than 10% of the voting rights to the common shares of the Company.

FIXING THE NUMBER OF DIRECTORS AND ELECTION OF DIRECTORS

The persons named in the enclosed Form of Proxy intend to vote in favour of the ordinary resolution fixing the number of directors at seven. Although management is nominating seven individuals to stand for election, the names of further nominees for directors may come from the floor at the Meeting. Each director of the Company is elected annually and holds office until the next Annual General Meeting unless that person ceases to be a director before then. Management of the Company proposes to nominate the persons herein listed for election as directors of the Company to serve until their successors are elected or appointed. In the absence of instructions to the contrary, the shares represented by proxy will, on a poll, be voted for the nominees herein listed. MANAGEMENT OF THE COMPANY DOES NOT CONTEMPLATE THAT ANY OF THE NOMINEES WILL BE UNABLE TO SERVE AS A DIRECTOR. IN THE EVENT THAT PRIOR TO THE MEETING ANY VACANCIES OCCUR IN THE SLATE OF NOMINEES HEREIN LISTED, IT IS INTENDED THAT DISCRETIONARY AUTHORITY SHALL BE EXERCISED BY MANAGEMENT TO VOTE THE PROXY ON ANY POLL FOR THE ELECTION OF ANY PERSON OR PERSONS AS DIRECTOR.

The following table sets out the names of the persons to be nominated for election as directors, the positions and offices which they presently hold with the Company, their respective principal occupations or employment during the past five years if such nominee is not presently an elected director and the number of shares of the Company which each beneficially owns, directly or indirectly, or over which control or direction is exercised as of the date of this Information Circular:

Name, Province or State and Country of Residence[1] of Nominee and Present Positions with the Company	Principal Occupation and, if not a present and elected director, occupation during last five years [1]	Period from which Nominee has been a director	Number of Common Shares Held [2] [3]
Mark J. Morabito North Vancouver, B.C. Canada *President, CEO and Director*	President and CEO of the Company	1998/11/12	960,069
Geir Liland Richmond, B.C. Canada *CFO and Director*	Business Consultant, CFO of the Company	2005/06/14	Nil
David Lee [4] [5] Vancouver, B.C. Canada *Director*	Business Consultant providing training for Chinese banks, general financial consulting for companies operating in Canada and China, real estate acquisition and donations to charitable organizations	2004/02/17	20,000
Ian Smith [4] Vancouver, B.C. Canada *Director*	Mineral exploration company executive	2006/09/21	Nil
Stewart Wallis [5] Surrey, B.C. Canada *Director*	Consulting Geologist	2003/06/19	40,400
Jay Sujir [5] Vancouver, B.C. Canada *Director*	Partner in the law firm of Anfield, Sujir, Kennedy & Durno.	2003/02/19	Nil
Leo Power [4] St. John's, NL, Canada *Director*	President, L. Power Consulting Inc.	2006/11/17	Nil

1   The information as to country of residence and principal occupation, not being within the knowledge of the Company, has been furnished by the respective directors individually.
2   The information as to shares beneficially owned or over which a director exercises control or direction, not being within the knowledge of the Company, has been furnished by the respective directors individually.
3   Common shares beneficially owned, directly and indirectly, or over which control or direction is exercised, at the date hereof, based upon the information furnished to the Company by individual directors. Unless otherwise indicated, such shares are held directly. These figures do not include shares that may be acquired on the exercise of any share purchase warrants or stock options held by the respective directors or officers.
4   Member of the Company's Audit Committee.
5   Member of the Company's Compensation Committee.

The Company has an audit committee, the members of which are Ian Smith, David Lee and Leo Power and a compensation committee, the members of which are Stewart Wallis, Jay Sujir and David Lee. Both the audit committee and the compensation committee of the Company are determined under the discretion of the Board of Directors. There are no other standing committees of the Board of Directors.

PENALTIES AND SANCTIONS

Other than disclosed below, none of the persons proposed as directors of the Company:

(a)   is, at the date of this Information Circular, or has been, within 10 years before the date of this Information Circular, a director or executive officer of any company that, while that person was acting in that capacity,

(i)   was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days,

(ii)   was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of the cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation for a period of more than 30 consecutive days,

(iii)   or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, or

(b)   has, within the 10 years before the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of such person.

Mark Morabito was a director of Lima Gold Corporation (a prior name of the Company), which on February 10, 1999 was the subject of a Section 164 Cease Trade Order for failure to file financial statements. The Cease Trade Order was rescinded on April 14, 1999. At the time the Company did not have an active business and was undergoing extensive reorganization.

APPOINTMENT AND REMUNERATION OF AUDITOR

The persons named in the enclosed Form of Proxy will vote for the appointment of Davidson & Company LLP, Chartered Accountants, of Vancouver, British Columbia, as Auditor of the Company, to hold office until the next Annual General Meeting of the Shareholders at remuneration to be fixed by the directors. Davidson & Company was first appointed as auditor of the Company in April 2004.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Other than as disclosed elsewhere in this Information Circular, none of the directors or executive officers of the Company, no proposed nominee for election as a Director of the Company, none of the persons who have been directors or executive officers of the Company since the beginning of the Company's last completed financial year and no associate or affiliate of any of the foregoing persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting other than the election of directors or the appointment of auditors.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

No informed person of the Company, no management nominee for election as a director of the Company, and no associate or affiliate of any of them has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any transaction since the commencement of the Company's most recently completed financial year or in a proposed transaction which has materially affected or would materially affect the Company other than as disclosed under the heading "Statement of Executive Compensation", "Fixing the Number of Directors and Election of Directors" and "Particulars of Matters to be Acted Upon".

STATEMENT OF EXECUTIVE COMPENSATION

<u>Definitions</u>

For the purpose of this Information Circular:

"**Chief Executive Officer**" or "**CEO**" of the Company means an individual who served as chief executive officer of the Company or acted in a similar capacity during the most recently completed financial year;

"**Chief Financial Officer**" or "**CFO**" of the Company means an individual who served as chief financial officer of the Company or acted in a similar capacity during the most recently completed financial year;

"**Executive Officer**" of the Company for the financial year, means an individual who at any time during the year was:

(a)   a chair of the Company;

(b)   a vice-chair of the Company;

(c)   the president of the Company;

(d)   a vice-president of the Company in charge of a principal business unit, division or function such as sales, finance or production; or

(e)   an officer of the Company or any of its subsidiaries or any other person who performed a policy-making function in respect of the Company.

"**Named Executive Officers**" or "**NEOs**" means:

(a)   each CEO;

(b)   each CFO;

(c)   each of the Company's three most highly compensated executive officers, other than the CEO and CFO, who were serving as executive officers at the end of the most recently completed financial year, and whose total salary and bonus exceeds $150,000; and

(d)   any additional individuals for whom disclosure would have been provided under (c) above, but for the fact that the individual was not serving as an executive officer of the Company at the end of the most recently completed financial year-end.

"**Long Term Incentive Plan**" ("LTIP") means any plan providing compensation intended to motivate performance over a period greater than one financial year. LTIPs do not include option or stock appreciation rights plans or plans for compensation through shares or units that are subject to restrictions on resale. The Company did not grant any LTIP awards during the year ended April 30, 2007.

"**Stock Appreciation Right**" ("SAR") means a right, granted by an issuer or any of its subsidiaries as compensation for services rendered or otherwise in connection with office or employment, to receive a payment of cash or an issue or transfer of securities based wholly or in part on changes in the trading price of publicly trading securities. The Company did not grant any SARs during the year ended April 30, 2007.

Summary Compensation Table

The following table contains information about the compensation paid to, or earned by, those who were, at April 30, 2007, the Company's Named Executive Officers. The Company had two Named Executive Officers during the fiscal year ended April 30, 2007, namely Mark J. Morabito and Geir Liland:

Name & Principal Position	Annual Compensation				Long Term Compensation			
	Fiscal Year End	Salary	Bonus	Other Ann. Comp.	Common Shares Under Options Granted	Restricted Shares or Restricted Share Units	LTIP Payouts	All Other Compen- sation
Mark J. Morabito President, CEO & Director	2007/04/30 2006/04/30 2005/04/30	$200,000 N/A N/A	$200,000 $75,000 N/A	$10,125 $150,000 $150,000	1,500,000 400,000 300,000	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A
Geir Liland CFO & Director	2007/04/30	N/A	N/A	$50,000	300,000	N/A	N/A	N/A

Options

Option Grants During the Most Recently Completed Financial Year

The following table sets out information regarding stock options granted to the Named Executive Officers during the year ended April 30, 2007:

Name	Securities Under Options Granted	Percent of Total Options/SARs Granted to Employees in Financial Year	Exercise or Base Price	Market Value of Securities Underlying Options/SARs on the Date of Grant	Expiration Date
Mark J. Morabito	1,000,000 500,000	16.69% 8.35%	$1.32 $2.50	$1.27 $3.04	2011/05/01 2012/03/06
Geir Liland	150,000 150,000	2.50% 2.50%	$1.32 $2.50	$1.27 $3.04	2011/05/24 2012/03/06

The above listed options vest over a period of two years such that 25% become available for exercise on each of the six, twelve, eighteen and twenty-four month anniversaries of the date of grant.

Aggregated Option Exercises and Financial Year-End Option Values

The following table sets out information regarding option exercises and period end option values for the Company's Named Executive Officers:

Name	Securities Acquired on Exercise	Aggregate Value Realized	Unexercised Options at the end of the Financial Year Exercisable/Not Exercisable	Value of Unexercised In-the-Money Options as of April 30, 2007[1] Exercisable/Not Exercisable
Mark J. Morabito	300,000	$861,000	750,000/1,450,000	$1,258,000/$1,388,000
Geir Liland	Nil	Nil	162,500/337,500	$295,740/$306,250

[1]   Based on the closing price of the Company's common shares on the TSX Venture Exchange on April 30, 2007, being $2.64.

Termination of Employment, Change in Responsibilities and Employment Contracts

The Company entered into an employment agreement with Mark J. Morabito on May 1, 2006 pursuant to which the Company employed Mr. Morabito as its President and Chief Executive Officer commencing on May 1, 2006. Under the terms of the agreement, Mr. Morabito receives an annual salary of $200,000 and an annual bonus, payable quarterly, of up to $200,000. Mr. Morabito received an initial grant of options to purchase up to 1,000,000 common shares at a price of $1.32 per share and is to receive options to purchase up to 500,000 common shares annually. In the event that Mr. Morabito's employment is terminated other than for just cause (including, but not limited to, a change of control or constructive dismissal), he would be entitled to receive, at his option, 24 months notice of termination or a lump sum payment amount equal to two times his annual salary, continued participation in the Company's incentive plans and benefits until the expiration of the notice period and the continuation of any existing stock options until the expiration of the notice period.

Compensation of Directors

During the financial year ended April 30, 2007, the non-executive directors of the Company were paid directors' fees as follows:

Name of Director	Fees Paid
Jay Sujir	$13,500
Stewart Wallis	$13,500
David Lee	$13,500
Ian Smith	$8,500
Leo Power	$6,500

In addition, the non-executive directors were granted incentive stock options as follows:

Name of Director	Number of Options	Date of Grant	Exercise Price per Share	Expiry Date
Leo Power	100,000	2006/05/24	$1.32	2011/05/24
	100,000	2006/11/17	$2.26	2011/11/17
	100,000	2007/03/06	$2.50	2012/03/06
Ian Smith	150,000	2006/08/21	$1.43	2011/08/21
	50,000	2006/12/11	$3.10	2011/12/11
	100,000	2007/03/06	$2.50	2012/03/06
Jay Sujir	100,000	2007/03/06	$2.50	2012/03/06
David Lee	100,000	2007/03/06	$2.50	2012/03/06
Stewart Wallis	100,000	2007/03/06	$2.50	2012/03/06

The above listed options vest over a period of two years such that 25% become available for exercise on each of the six, twelve, eighteen and twenty-four month anniversaries of the date of grant.

During the Company's most recently completed financial year, a private company controlled by Stewart Wallis, a director of the Company, received geological consulting fees in the amount of $33,075.

During the Company's most recently completed financial year, the Company paid $25,882 in legal fees to the firm of Anfield Sujir Kennedy & Durno. Jay Sujir, a director of the Company, is a partner in Anfield Sujir Kennedy & Durno.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

Other than routine indebtedness, no Director, executive officer or senior officer of the Company, or any proposed nominee for election as a Director of the Company, or any associate or affiliate of any such Director, executive officer or senior officer or proposed nominee, is or has been indebted to the Company or any of its subsidiaries, or to any other entity that was provided a guarantee or similar arrangement by the Company or any of its subsidiaries in connection with the indebtedness, at any time since the beginning of the most recently completed financial year of the Company.

During the year ended April 30, 2007, the Company made a loan to a full-time employee in the aggregate amount of $63,490. The loan is re-payable on demand and carries interest at a rate per annum equal at all times to the prescribed rate in effect from time to time pursuant to paragraph 4301(c) of the regulations to the *Income Tax Act* (Canada), presently 5% per annum, calculated daily. Subsequent to the year-end, the Company made additional loans in the aggregate amount of $52,337 to the same employee on the same terms. The following table summarizes the loans outstanding to July 10, 2007:

AGGREGATE INDEBTEDNESS ($)		
Purpose	To the Company	To Another Entity
Share purchases	Nil	Nil
Other	$116,866	Nil

MANAGEMENT CONTRACTS

The business of the Company is managed by its directors and officers and the Company is not a party to any management contracts with persons who are not officers or directors of the Company.

EQUITY COMPENSATION PLAN INFORMATION

The following table sets out particulars of the compensation plans and individual compensation arrangements under which equity securities of the Company are authorized for issuance as of April 30, 2007:

Plan Category	(A) Number of Securities to be issued upon exercise of outstanding options, warrants and rights	(B) Weighted average exercise price of outstanding options, warrants and rights	(C) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column A)
Equity compensation plans approved by securityholders	8,790,000	$1.63	1,111,028
Equity compensation plans not approved by securityholders	N/A	N/A	N/A
TOTAL	8,790,000	$1.63	1,111,028

AUDIT COMMITTEE

The Audit Committee's Charter

The Charter of the Company's Audit Committee is attached as Schedule "A".

Composition of the Audit Committee

The members of the Company's Audit Committee are Ian Smith, David Lee and Leo Power, each of whom is an independent director and financially literate.

Relevant Education and Experience

Ian Smith has over 40 years experience in corporate operations, project management and consulting with the international base metals, precious metals and coal industries. Mr. Smith was the President, Chief Executive Officer, Chief Operating Officer and a director of bcMetals Corporation from October 2004 to February 2007. He was granted his Chartered Professional Management Aus. IMM in October 2000 and has been a Fellow with the Aus. IMM since 1990. Mr. Smith obtained his BE (Mining) from the University of Queensland, Australia in 1966.

David Lee has been a professional banker and business consultant for 30 years, with broad experience in commercial and international banking. Since 2003, Mr. Lee has been self employed, providing consulting services in China relating to retail banking, with his largest client being the Bank of Communications.

Leo Power received his MBA from the Joint Kellogg-Schulich Executive MBA Program at York University. He has a combined 5 years experience in direct employment with the Government of Canada and the Government of Newfoundland and Labrador, and another 15 years as an independent Newfoundland and Labrador based business and government relations consultant. Mr. Power also has number of business interests throughout Newfoundland & Labrador.

Audit Committee Oversight

At no time since the commencement of the Company's most recently completed financial year was a recommendation of the Committee to nominate or compensate an external auditor not adopted by the Board of Directors.

Reliance on Certain Exemptions

At no time since the commencement of the Company's most recently completed financial year has the Company relied on the exemption in Section 2.4 of MI 52-110 *(De Minimis Non-audit Services)*, or an exemption from MI 52-110, in whole or in part, granted under Part 8 of MI 52-110. The Company is not relying on the exemption in Section 6.1 of MI 52-110.

Pre-Approval Policies and Procedures

The Committee has adopted specific policies and procedures for the engagement of non-audit services as set out in the Company's Audit Committee Charter, attached as Schedule "A".

External Auditor Service Fees (By Category)

The aggregate fees billed by the Company's external auditors in each of the last two fiscal years for audit fees are as follows:

Financial Year Ending	Audit Fees	Audit Related Fees	Tax Fees	All Other Fees
2007/04/30	$50,000	$800	$2,000	$14,750
2006/04/30	$23,500	$376 [1]	Nil	Nil

[1]   Audit Related Fees are related to the Canadian Public Accountability Board Participation Fee.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

Set out below is a description of certain corporate governance practices of the Company, as required by National Instrument 58-101 – *Disclosure of Corporate Governance Practices*.

Board of Directors

The Board of the Company is currently comprised of seven directors. Of these, five, being Stewart Wallis, Ian Smith, Jay Sujir, David Lee and Leo Power, are considered by the Board to be independent. Mark Morabito is not independent by virtue of being President and Chief Executive Officer of the Company. Geir Liland is not independent by virtue of being Chief Financial Officer of the Company.

The Board of Directors considers that management is effectively supervised by the independent directors on an informal basis, as the independent directors are actively and regularly involved in reviewing the operations of the Company and have regular and full access to management. The independent directors are able to meet at any time without any members of management, including the non-independent directors, being present.

Directorships

The following directors currently serve on the following boards of directors of other public companies:

Director	Public Corporation Board Membership
Mark J. Morabito	Target Exploration & Mining Corp. Tequila Minerals Corp. Silver Quest Resources Ltd.
Geir Liland	egX Group Inc. Holcot Capital Corp. HSF Capital Corporation Pacific Imperial Mines Inc. Prescient NeuroPharma Inc. Tapango Resources Ltd. Target Exploration & Mining Corp. Uranium North Resources Corp.
David Lee	None
Jay Sujir	AMI Resources Inc. Escape Group Inc. Midasco Capital Corp. Target Mining and Exploration Corp. Tequila Minerals Corp. Uracan Resources Ltd. Yamiri Gold & Energy Inc.
Ian Smith	Tequila Minerals Corp. Minco plc
Stewart Wallis	Target Mining and Exploration Corp. Patrician Diamonds Inc.
Leo Power	New Island Resources Inc. Newfoundland Goldbar Resources Inc.

Orientation and Continuing Education

The Company provides an orientation program to new directors. This program consists of providing education regarding directors' responsibilities, corporate governance issues, committee charters, and recent and developing issues related to corporate governance and regulatory reporting. The Company also encourages senior management to participate in professional development programs and courses and supports management's commitment to training and developing employees.

Ethical Business Conduct

The Board of Directors expects management to operate the business of the Company in a manner that enhances shareholder value and is consistent with the highest level of integrity. Management is expected to execute the Company's business plan and to meet performance goals and objectives. The Board of Directors has adopted a Code of Business Conduct and Ethics, which is available on the Company's website.

Nomination of Directors

The independent directors, by majority vote, have the following responsibilities in connection with the nomination of directors to the Board:

- Evaluate the qualifications and performance of the incumbent directors that desire to continue their service;

- Consider, recommend and recruit candidates to fill new positions on the Board;

- Review candidates recommended by shareholders;

- Conduct the appropriate and necessary inquiries into the backgrounds and qualifications of possible candidates; and

- Recommend the Director nominees for approval by the Board and the shareholders at the annual meeting of shareholders.

Compensation

The Company has a Compensation Committee, which is responsible for determining the compensation of the directors and the CEO.

The quantity and quality of the directors' and executive officers' compensation is reviewed on an annual basis and based on comparable industry standards. At present, the Board of Directors is satisfied that the current Board of Directors compensation arrangements adequately reflect the responsibilities and risks involved in being an effective director of the Company.

Other Board Committees

The Company does not have any standing committees other than the Audit Committee and the Compensation Committee.

Assessments

The Board of Directors does not, at present, have a formal process in place for assessing the effectiveness of the Board of Directors as a whole, its committees or individual directors, but will consider implementing one in the future should circumstances warrant. The Board of Directors conducts informal periodic assessments of the effectiveness of the Board of Directors and its individual directors on an ongoing basis.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

Amendment of Stock Option Plan

Stock Option Plan

The TSX Venture Exchange (the "Exchange") requires that all listed companies implement a stock option plan pursuant to which options are granted to directors, employees, consultants and certain other service providers. The Company received shareholder approval of its current Amended Stock Option Plan ("the Plan") at its Annual Meeting of Shareholders held September 21, 2006.

The Company has amended the terms of the Plan (the "Amended Plan") to allow for the extension of options by up to ten business days in the event that an option expires during a time when the Company's directors, employees and consultants are subject to a Company imposed black out period. The Company is seeking the approval of shareholders to the Amended Plan. Reference should be made to the full text of the Amended Plan, which is attached hereto as Schedule "B".

Under the terms of the Plan, a total of 11,308,528 shares were reserved for issuance under the Plan. Of these, 1,525,750 options have been exercised and 8,566,750 options remain outstanding, leaving 1,216,028 options available for grant. Approval of the Amended Plan will also have the effect of making the 1,525,750 shares which have previously been issued under the terms of the Plan available for grant once again, bringing the total number of options available for grant under the Amended Plan to 2,741,778. This will provide the Company with added flexibility in attracting executives, employees and consultants.

Shareholders will be asked to consider, and if thought fit, pass the following resolution approving the implementation of the Amended Plan:

"RESOLVED, as an Ordinary Resolution, THAT:

(a) the adoption of the Company's Amended Stock Option Plan dated July 9, 2007 (the "Plan"), be and is hereby ratified and approved;

(b) the Company be and is hereby authorized to grant stock options pursuant to and subject to the terms and conditions of the Plan entitling the option holders to purchase common shares of the Company;

(c) the Board of Directors or any committee created pursuant to the Plan be and it is hereby authorized to make such amendments to the Plan from time to time, as may be required by the applicable regulatory authorities, or may in its discretion, be considered appropriate by the Board of Directors or committee, in its sole discretion, provided always that such amendments be subject to the approval of the regulatory authorities, if applicable, and in certain cases, in accordance with the terms of the Plan, the approval of the Shareholders;

(d)   any one Director of the Company be and is hereby authorized to execute any and all documents as the Director deems necessary to give effect to the transactions contemplated in the Plan; and

(e)   the Company be and is hereby authorized to abandon or terminate all or any part of the adoption of the Plan, if the Board of Directors of the Company deems it appropriate and in the best interest of the Company to do so.

The Board of Directors recommends that the Shareholders approve this resolution.

Approval and Ratification of Acts of Directors

Management of the Company proposes that the Shareholders ratify, approve and confirm the actions, deeds and conduct of the directors and officers taken on behalf of the Company since the last annual general meeting. Accordingly, Shareholders will be asked to consider and approve the following resolutions, with or without modification:

"RESOLVED, as an Ordinary Resolution, that:

(a)   notwithstanding (i) any failure to properly convene, proceed with, or record any meeting of the Board of Directors or the Company for any reason whatsoever, including, without limitation, the failure to properly waive or give notice of a meeting, hold a meeting in accordance with a notice of a meeting, have a quorum present at a meeting, sign the minutes of a meeting or sign a ballot electing a slate of directors; or (ii) any failure to pass any resolution of the directors or Shareholders of the Company or any articles of the Company for any reason whatsoever, all approvals, appointments, elections, resolutions, contracts, acts and proceedings enacted, passed, made done or taken since September 21, 2006 as set forth in the minutes of the meetings, or resolutions of the Board of Directors or Shareholders of the Company or other documents contained in the minutes book and record book of the Company, or in the financial statements of the Company, and all action heretofore taken in reliance upon the validity of such minutes, documents and financial statements, are hereby sanctioned, ratified, confirmed and approved; and

(b)   without limiting the generality of the foregoing, all resolutions, contracts, acts and proceedings of the Board of Directors of the Company enacted, made, done or taken since the last annual general meeting as set forth or referred to in the minutes and record books of the Company or in the financial statements of the Company, are hereby approved, ratified and confirmed."

OTHER MATTERS

It is not known if any other matters will come before the Meeting other than set forth above and in the Notice of Meeting, but if such should occur, the persons named in the accompanying Proxy intend to vote on any poll, on such matters in accordance with their best judgement, exercising discretionary authority with respect to amendments or variations of matters identified in the Notice of Meeting and other matters which may properly come before the Meeting or any adjournment thereof.

ADDITIONAL INFORMATION

Additional information regarding the Company is available on SEDAR at www.sedar.com. Shareholders can obtain copies of the Company's financial statements and management discussion and analysis of financial results by sending a request in writing to the Company at Suite 1240, 1140 West Pender Street, Vancouver, British Columbia, V6E 4G1, or by sending an email to the Company at julie@crosshairexploration.com. Financial information regarding the Company is

provided in the Company's audited financial statements for the years ended April 30, 2007 and 2006 and in the accompanying management discussion and analysis, both of which are available on SEDAR at www.sedar.com.

CERTIFICATE

The foregoing contains no untrue statement of material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it is made.

DATED at Vancouver, British Columbia, July 10, 2007.

"Mark J. Morabito"	_"Geir Liland"_
Mark J. Morabito	Geir Liland
Chief Executive Officer	Chief Financial Officer

SCHEDULE "A"

AUDIT COMMITTEE CHARTER



AUDIT COMMITTEE CHARTER

Mandate

The primary function of the audit committee (the "Committee") is to assist the Board of Directors in fulfilling its financial oversight responsibilities by reviewing the financial reports and other financial information provided by the Company to regulatory authorities and shareholders, the Company's systems of internal controls regarding finance and accounting and the Company's auditing, accounting and financial reporting processes. The Committee's primary duties and responsibilities are to:

•   Serve as an independent and objective party to monitor the Company's financial reporting and internal control system and review the Company's financial statements.

•   Review and appraise the performance of the Company's external auditors.

•   Provide an open avenue of communication among the Company's auditors, financial and senior management and the Board of Directors.

Composition

The Committee shall be comprised of three directors as determined by the Board of Directors, the majority of whom shall be free from any relationship that, in the opinion of the Board of Directors, would interfere with the exercise of his or her independent judgment as a member of the Committee. At least one member of the Committee shall have accounting or related financial management expertise. All members of the Committee that are not financially literate will work towards becoming financially literate to obtain a working familiarity with basic finance and accounting practices. For the purposes of the Audit Committee Charter, the definition of "financially literate" is the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can presumably be expected to be raised by the Company's financial statements.

The members of the Committee shall be elected by the Board of Directors at its first meeting following the annual shareholders' meeting. Unless a Chair is elected by the full Board of Directors, the members of the Committee may designate a Chair by a majority vote of the full Committee membership.

Meetings

The Committee shall meet at least quarterly, or more frequently as circumstances dictate. As part of its job to foster open communication, the Committee will meet at least annually with the Chief Financial Officer and the external auditors in separate sessions.

Responsibilities and Duties

To fulfill its responsibilities and duties, the Committee shall:

Documents/Reports Review

(a)   Review and update the Charter annually.

(b)   Review the Company's financial statements, MD&A and any annual and interim earnings, press releases before the Company publicly discloses this information and any reports or other financial information (including quarterly financial statements), which are submitted to any governmental body, or to the public, including any certification, report, opinion, or review rendered by the external auditors.

External Auditors

(a)   Review annually, the performance of the external auditors who shall be ultimately accountable to the Board of Directors and the Committee as representatives of the shareholders of the Company.

(b)   Recommend to the Board of Directors the selection and, where applicable, the replacement of the external auditors nominated annually for shareholder approval.

(c)   Review with management and the external auditors the audit plan for the year-end financial statements and intended template for such statements.

(d)   Review and pre-approve all audit and audit-related services and the fees and other compensation related thereto, and any non-audit services, provided by the Company's external auditors.

Provided the pre-approval of the non-audit services is presented to the Committee's first scheduled meeting following such approval such authority may be delegated by the Committee to one or more independent members of the Committee.

Financial Reporting Processes

(a)   In consultation with the external auditors, review with management the integrity of the Company's financial reporting process, both internal and external.

(b)   Consider the external auditors' judgments about the quality and appropriateness of the Company's accounting principles as applied in its financial reporting.

(c)   Consider and approve, if appropriate, changes to the Company's auditing and accounting principles and practices as suggested by the external auditors and management.

(d)   Following completion of the annual audit, review separately with management and the external auditors any significant difficulties encountered during the course of the audit, including any restrictions on the scope of work or access to required information.

(e)   Review any significant disagreement among management and the external auditors in connection with the preparation of the financial statements.

(f)   Review with the external auditors and management the extent to which changes and improvements in financial or accounting practices have been implemented.

(g)   Review any complaints or concerns about any questionable accounting, internal accounting controls or auditing matters.

(h)   Review certification process.

(i)   Establish a procedure for the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

Other

Review any related-party transactions.

AMENDED STOCK OPTION PLAN

CROSSHAIR EXPLORATION & MINING CORP.
(the "Company")

AMENDED STOCK OPTION PLAN AS OF JULY 9, 2007
(for consideration by the shareholders at the AGM to be held on September 10, 2007)

ARTICLE 1   PURPOSE AND INTERPRETATION

1.1   PURPOSE

The purpose of the Plan shall be to attract, retain and provide incentives to Consultants, Consultant Companies, Management Company Employees, directors, officers and employees of the Company and its Designated Affiliates and to advance the interests of the Company by facilitating equity participation in the Company by such persons through the acquisition of Common Shares of the Company.

1.2   DEFINITIONS

In the Plan, the following capitalized words and terms shall have the following meanings:

(a)   "Act" means the *Business Corporations Act* (British Columbia) or its successor, as amended from time to time;

(b)   "Affiliate" shall have the meaning ascribed thereto in the Act;

(c)   "Associate" shall have the meaning ascribed thereto in the *Securities Act* (British Columbia);

(d)   "Board" shall mean the board of directors of the Company or any committee of directors appointed by the directors pursuant to Section 3.2 hereof;

(e)   "Common Shares" means the common shares of the Company;

(f)   "Company" means Crosshair Exploration & Mining Corp. and any successor or continuing corporation thereof;

(g)   "Consultant" means an individual (including an individual whose services are contracted through a personal holding company) with whom the Company or a Subsidiary has a written contract for substantial services;

(h)   "Consultant Company" means an issuer all of the voting securities of which are beneficially owned by one individual, where that individual is the service provider contemplated by a contract for substantial services to be provided by the Consultant Company to the Company or any of its Designated Affiliates;

(i)   "Designated Affiliate" means the Affiliates and Subsidiaries of the Company designated by the Board for purposes of the Plan from time to time;

(j) "Employment Contract" means any contract between the Company or any Designated Affiliate of the Company and any director, officer or employee of the Company or a Designated Affiliate relating to, or entered into in connection with, the election, appointment or employment of such person or any other agreement to which the Company or its Designated Affiliate is a party with respect to the rights of such Participant in respect of a change in control of the Company or the termination of the election, appointment, employment or engagement of such Participant;

(k) "Exchange" means the TSX Venture Exchange;

(l) "Expiry Date" means the date set by the Board under section 2.5(a) of the Plan, as the last date on which an Option may be exercised;

(m) "Insider" shall have the meaning ascribed thereto in the *Securities Act* (British Columbia);

(n) "Investor Relations Activities" means any activities, by or on behalf of an Issuer or Shareholder of the Issuer, that promote or reasonably cold be expected to promote the purchase or sale of securities of the Issuer, but does not include:

    (i) the dissemination of information provided, or records prepared, in the ordinary course of business of the Issuer

        (A) to promote the sale of products or services of the Issuer, or

        (B) to raise public awareness of the Issuer

    that cannot reasonably be considered to promote the purchase or sale of securities of the Issuer

    (ii) activities or communications necessary to comply with the requirements of

        (A) applicable Securities Laws,

        (B) Exchange Requirements or the by-laws, rules or other regulatory instruments of any other self regulatory body or exchange having jurisdiction over the Issuer;

    (iii) Communications by a publisher of, or writer for, a newspaper, magazine or business or financial publication, that is of general and regular paid circulation, distributed only to subscribers to it for value or to purchasers of it, if

        (A) the communication is only through the newspaper, magazine or publication, and

        (B) the publisher or writer receives not commission or other consideration other than for acting in the capacity of publisher or writer; or

    (iv) activities or communications that may be otherwise specified by the Exchange.

(o) "Issuer" shall have the meaning ascribed thereto in the *Securities Act* (British Columbia);

(p)   "Issuer Bid" shall have the meaning ascribed thereto in the *Securities Act* (British Columbia);

(q)   "Management Company Employee" means an individual employed by a person providing management services to the Issuer, which are required for the ongoing successful operation of the business enterprise of the Issuer, but excluding a Person engaged in investor relations activities;

(r)   "Option" means option to purchase Common Shares granted hereunder;

(s)   "Option Agreement" means an agreement, in the form attached hereto as Schedule "A", whereby the Company grants to an Optionee an Option.

(t)   "Option Shares" means the aggregate number of Common Shares which an Optionee may purchase under an Option.

(u)   "Optionee" shall mean a Participant to whom an Option has been granted pursuant to the Plan;

(v)   "Outstanding Issue" means on any date, the number of Common Shares of the Company issued and outstanding;

(w)   "Participant" means those Consultants, Consultant Companies, Management Company Employees, directors, officers, and employees of the Company and its Designated Affiliates who shall be granted Options pursuant to the Plan as determined by the Board and as may be permitted under the *Securities Act* (British Columbia) from time to time;

(x)   "Person" means a Company or individual;

(y)   "Plan" means this Stock Option Plan, as it may be amended from time to time;

(z)   "Securities Act" means the *Securities Act* (British Columbia) or its successor, as amended from time to time;

(aa)   "Subsidiary" shall have the meaning ascribed thereto in the Securities Act; and

(bb)   "Take-over Bid" shall have the meaning ascribed thereto in the Securities Act.

(cc)   "Unissued Option Shares" means the number of Common Shares, at a particular time, which have been allotted for issuance upon the exercise of an Option but which have not been issued, as adjusted from time to time in accordance with the provisions of section 3.6, such adjustments to be cumulative.

(dd)   "Vested" means that an Option has become exercisable in respect of a number of Option Shares by the Optionee pursuant to the terms of the Option Agreement.

ARTICLE 2   TERMS OF OPTIONS

2.1   THE PLAN

The Plan is hereby established pursuant to which Options to purchase Common Shares of the Company may be granted to Consultants, Consultant Companies, Management Company Employees, Persons employed to provide Investor Relations Activities, directors, officers, and employees of the Company and its Designated Affiliates in accordance with the terms and conditions set forth herein.

2.2   PARTICIPATION IN PLAN

The Board shall from time to time determine the Participants who may participate in the Plan and the number of Common Shares to be made subject to Options granted to Participants under the Plan. All such determinations shall be made in accordance with the terms and conditions of the Plan, the Securities Act and the rules and policies of the Exchange, and the Board may take into consideration the present and potential contribution of each Participant to the success of the Company and any other factors which the Board deems appropriate and relevant. The following restrictions on Option grants under the Plan apply:

(a)   an individual can receive grants of no more than 5% of the issued and outstanding share capital of the Company on a yearly basis, with the exception of a Consultant or a Consultant Company who may not receive grants of more than 2% of the issued and outstanding share capital of the Company at the time of grant;

(b)   no more than an aggregate of 2% of the number of issued and outstanding shares in the capital of the Company may be reserved for issue upon exercise of option grants made to Persons employed to conduct Investor Relations Activities at any one time; and

(c)   all Option grants are exercisable for a maximum of five years from the date of the grant.

2.3   MAXIMUM NUMBER OF COMMON SHARES

The number of Common Shares issuable pursuant to Options to purchase Common Shares granted pursuant to the Plan shall not in the aggregate exceed 11,308,528 Common Shares, subject to any adjustments made pursuant to section 3.6.

2.4   PRICE

The exercise price per Common Share for Options granted pursuant to the Plan shall be determined by the Board at the time the Option is granted, provided that such price shall not be less than the closing price of the Company's Common Shares as traded on the Exchange on the last trading day immediately preceding the date of the grant of the Option less allowable discounts as permitted by the Exchange of up to 25%, or such other price as may be required or permitted by the Exchange at the time that the Option is granted. In the event that the Common Shares are not listed on the Exchange at the time of the grant, the Option exercise price shall not be less than the price allowed by any other stock exchange or regulatory authority having jurisdiction.

2.5   **TERMS OF OPTIONS**

(a)   The term of each Option granted pursuant to the Plan shall be determined by the Board in its discretion at the time the Option is granted, provided however that in no event shall any Option be exercisable following 5 years from the date of the grant of the Option; provided, however, that if at any time the expiry of the term of an Option should be determined to occur either during a period in which the trading of Common Shares by the Optionee is restricted under the insider trading policy or other policy of the Company or within ten business days following such a period, such date shall be deemed to be the date that is the tenth business day following the date of expiry of such restriction.

(b)   Except as provided pursuant to Sections 2.8 and 2.9, no Option may be exercised unless the Participant is, at the time of such exercise, a bona fide Consultant or Consultant Company, a Management Company Employee, Persons employed to provide Investor Relations Activities, or a director of or in the employ of the Company or any of its Designated Affiliates, as the case may be, and shall have been continuously such a bona fide Consultant, Consultant Company, Management Company Employee, director, or so employed since the grant of the Option, as the case may be. Absence on leave with the approval of the Company or a Designated Affiliate shall not be considered an interruption of employment for purposes of the Plan.

(c)   If there is a Take-over Bid or Issuer Bid made for all or a portion of the issued and outstanding Common Shares, the Board may, by resolution and subject to the prior approval of the Exchange if the Company is listed on the Exchange at such time, permit all Options outstanding to become immediately exercisable (notwithstanding any condition or provision prescribed by the Board at the time of the grant of the Option) in order to permit Common Shares issuable under such Options to be tendered to such Take-over Bid or Issuer Bid.

2.6   **EXERCISE OF OPTION**

(a)   Subject to subparagraph (c), an Option may be exercised to purchase any number of Common Shares up to the number of Vested Unissued Option Shares at any time after the date of the grant of the Option and up to 5:00 p.m. local time on the Expiry Date and shall not be exercisable thereafter.

(b)   The Option shall be exercisable by delivering to the Company a notice specifying the number of Common Shares in respect of which the Option is exercised together with payment in full of the purchase price of the Common Shares which are the subject of the exercised Option. No Participant or his or her legal representatives or distributees will be, or will be deemed to be, a holder of any Common Shares with respect to which the Participant was granted an Option under the Plan, unless and until certificates for such Common Shares are issued in accordance with the terms of the Plan.

(c)   Option Shares are subject to the minimum vesting requirements as set out in the Option Agreement attached as Schedule A to this Plan.

(d)   Option Shares will be subject to a four month hold period commencing on the date of the grant of the Option.

2.7   LAPSED OPTIONS

In the event that Options granted under the Plan are cancelled or surrendered (other than for compensation), terminate or expire without being exercised in whole or in part in accordance with the terms of the Plan, new Options may be granted in respect of the number of Common Shares not purchased under such lapsed options.

2.8   TERMINATION OF EMPLOYMENT

If a Participant shall:

(a)   cease to be a director of the Company and any of its Designated Affiliates (and is not or does not continue to be an employee thereof);

(b)   cease to be employed by the Company or any of its Designated Affiliates (and is not or does not continue to be a director thereof) for any reason (other than by reason of the death of the Participant) or shall receive notice from the Company or any of its Designated Affiliates of the termination of the Participant's employment;

(c)   cease to be a Consultant or Consultant Company (and is not or does not continue to be an employee or director of the Company or any of its Designated Affiliates);

(d)   cease to be a Management Company Employee; or

(e)   cease to be a Person employed to provide Investor Relations Activities.

(collectively, "Termination") the Participant shall have such rights to exercise any fully Vested Option not exercised prior to such Termination within a period of 30 calendar days after the date of Termination.

2.9   DEATH OF PARTICIPANT

In the event of the death of a Participant who is a director of the Company or any of its Designated Affiliates or who is an employee having been continuously in the employ of the Company or any of its Designated Affiliates for one year from and after the date of the granting of such Participant's Option, or the death of an individual who is the shareholder of a Participant which is a Consultant Company where that individual has provided services to the Company or any of its Designated Affiliates (through the Participant Consultant Company) for one year from and after the date of the granting of the Consultant Company's Option, the Option theretofore granted to such Participant shall only be exercisable until the earlier of the expiry of the 365 day period next succeeding such death and the Expiry Date, and then only:

(a)   by the person or persons to whom the Participant's rights under the Option shall pass by the Participant's or the Participant's shareholder's will or the laws of descent and distribution; and

(b)   to the extent that the Participant was entitled to exercise the option at the date of his or her death.

2.10   TRANSFERABILITY AND ASSIGNABILITY

The benefits, rights and Options accruing to any Participant in accordance with the terms and conditions of the Plan shall not be transferable or assignable by a Participant or exercisable by any person other than the Participant except as specifically provided herein.

2.11   NECESSARY APPROVALS

The obligation of the Company to issue and deliver any Common Shares in accordance with the Plan shall be subject to any necessary approval of the regulatory authority having jurisdiction over the securities of the Company. If any Common Shares cannot be issued to any Participant for whatever reason, the obligation of the Company to issue such Common Shares shall terminate and any option exercise price paid to the Company shall be returned to the Participant.

ARTICLE 3   GENERAL

3.1   ADMINISTRATION OF THE PLAN

The Plan shall be administered by the Board and the Board shall have full authority to administer the Plan including the authority to interpret and construe any provision of the Plan and to adopt, amend and rescind such rules and regulations for administering the Plan as the Board may deem necessary in order to comply with the requirements of the Plan. All actions taken and all interpretations and determinations made by the Board in good faith shall be final and conclusive and shall be binding on the Participants and the Company. No member of the Board shall be personally liable for any action taken or determination or interpretation made in good faith in connection with the Plan and all members of the Board shall, in addition to their rights as directors, be fully protected, indemnified and held harmless by the Company with respect to any such action taken or determination or interpretation made. The appropriate officers of the Company are hereby authorized and empowered to do all things and execute and deliver all instruments, undertakings and applications and writings as they, in their absolute discretion, consider necessary for the implementation of the Plan and of the rules and regulations established for administering the Plan. All costs incurred in connection with the Plan shall be for the account of the Company.

3.2   DELEGATION TO COMMITTEE

All of the powers exercisable hereunder, otherwise than pursuant to Section 3.3 hereof, may, to the extent permitted by applicable law and authorized by resolution of the Board be exercised by a committee of the Board consisting of not less than three directors, including any executive committee or compensation committee of the Board.

3.3   RECORD KEEPING

The Company shall maintain a register in which shall be recorded:

      (a)   the name and address of each Participant;

      (b)   the number of Options granted to each Participant; and

      (c)   the aggregate number of Common Shares subject to Options granted under the Plan.

3.4　　　　　EMPLOYMENT

Nothing contained in the Plan shall confer upon any Participant any right with respect to employment or continuance of employment with the Company or any Affiliate, or interfere in any way with the right of the Company or any Affiliate to terminate the Participant's employment at any time. Participation in the Plan by a Participant shall be voluntary.

3.5　　　　　AMENDMENT OF THE PLAN

The Board shall have the power to, at any time and from time to time, either prospectively or retrospectively, amend, suspend or terminate the Plan or any Option granted under the Plan, including, without limiting the generality of the foregoing, changes of a clerical or grammatical nature, changes regarding the Participants who may participate in the Plan, changes to the exercise price of Options, changes to the term of Options, changes regarding the right to exercise Options after Termination and changes regarding the vesting of Options; provided however that:

(a)　　　such amendment, suspension or termination is in accordance with applicable laws and the rules of any stock exchange on which the Common Shares are listed;

(b)　　　the Board shall obtain shareholder approval of the following:

(i)　　　any amendment to the maximum number of Common Shares specified in Section 2.3 in respect of which Options may be granted under the Plan (other than pursuant to Section 3.6);

(ii)　　　any amendment that would reduce the exercise price of an outstanding Option of an Insider (other than pursuant to Section 3.6); and

(iii)　　　any amendment that would extend the term of any Option granted under the Plan to an Insider beyond the Expiry Date

3.6　　　　　ADJUSTMENT IN SHARES SUBJECT TO THE PLAN

In the event there is any change in the number of issued Common Shares of the Company through the declaration of stock dividends or subdivisions, consolidations or exchanges of Common Shares, or otherwise, the number of Common Shares available under the Plan, the number of Common Shares subject to Options granted under the Plan, and the exercise price thereof shall be adjusted appropriately by the Board, with the prior approval of and any stock exchange or regulatory body having jurisdiction over the securities of the Company, and such adjustment shall be effective and binding for all purposes of the Plan.

3.7　　　　　AMALGAMATION, CONSOLIDATION OR MERGER

If the Company amalgamates, consolidates with or merges, with or into another corporation, any Common Shares receivable on the exercise of an Option granted under the Plan shall be converted into the securities, property or cash which the Participant would have received upon such amalgamation, consolidation or merger had the Option been exercised prior to such event.

3.8   **SECURITIES EXCHANGE TAKE-OVER BID**

In the event that the Company becomes the subject of a Take-Over Bid pursuant to which 100% of the issued and outstanding Common Shares are acquired by the offeror either directly or as a result of the compulsory acquisition provisions of the governing statute of incorporation, and where consideration is paid in whole or in part in equity securities of the offeror, the Board may, subject to the prior approval of the Exchange if the Company is listed on the Exchange at such time, send notice to all Optionees requiring them to surrender their Options within 10 days of the mailing of such notice, and the Optionees shall be deemed to have surrendered such Options on the tenth day after the mailing of such notice without further formality, provided that:

(a)   the offeror delivers with such notice an irrevocable and unconditional offer to grant replacement options to the Optionees to purchase the equity securities offered pursuant to such take-over bid;

(b)   the Board shall have determined, in good faith, that such replacement options have substantially the same economic value as the Options being surrendered; and

(c)   the surrender of Options and the granting of replacement options can be effected on a tax free roll-over basis under the *Income Tax Act* (Canada).

3.9   **NO REPRESENTATION OR WARRANTY**

The Company makes no representation or warranty as to the future market value of any Common Shares issued in accordance with the provisions of the Plan.

3.10   **INTERPRETATION**

The Plan shall be governed and construed in accordance with the laws of the Province of British Columbia.

CROSSHAIR EXPLORATION & MINING CORP.
(FORMERLY INTERNATIONAL LIMA RESOURCES CORP.)

STOCK OPTION PLAN

FORM OF OPTION AGREEMENT

THE SECURITIES REPRESENTED BY THIS AGREEMENT AND ANY SHARES OR OTHER SECURITIES ISSUED UPON EXERCISE OF SUCH SECURITIES ARE SUBJECT TO A HOLD PERIOD AND WILL BE LEGENDED AS FOLLOWS:

"WITHOUT PRIOR WRITTEN APPROVAL OF THE TSX VENTURE EXCHANGE AND COMPLIANCE WITH ALL APPLICABLE SECURITIES LEGISLATION, THE SECURITIES REPRESENTED BY THIS CERTIFICATE MAY NOT BE SOLD, TRANSFERRED, HYPOTHECATED OR OTHERWISE TRADED ON OR THROUGH THE FACILITIES OF THE TSX VENTURE EXCHANGE OR OTHERWISE IN CANADA OR TO OR FOR THE BENEFIT OF A CANADIAN RESIDENT UNTIL **[FOUR MONTHS AND ONE DAY AFTER THE DATE OF GRANT]**"

CROSSHAIR EXPLORATION & MINING CORP.

OPTION AGREEMENT

This Option Agreement is entered into between Crosshair Exploration & Mining Corp. (the "Company") and the Optionee named below pursuant to the Stock Option Plan (the "Plan"), a copy of which is attached hereto, and confirms that:

1.   on [DATE OF GRANT] (the "Grant Date");

2.   [NAME OF OPTIONEE], of [ADDRESS OF OPTIONEE] (the "Optionee");

3.   was granted the option (the "Option") to purchase [NUMBER] Common Shares (the "Option Shares") of the Company;

4.   for the price (the "Option Price") of $[EXERCISE PRICE] per share;

5.   terminating on the [DATE] (the "Expiry Date");

6.   Option Shares may be exercised from time to time prior to the Expiry Date as follows:

   (a)   at any time after the date which is six months from the Grant Date of the Option, the Optionee may purchase up to 25% of the total number of Option Shares;

   (b)   at any time after the date which is one year from the Grant Date of the Option, the Optionee may purchase up to a further 25% of the total number of Option Shares;

   (c)   at any time after the date which is 18 months from the Grant Date of the Option, the Optionee may purchase up to a further 25% of the total number of Option Shares; and

(d) at any time after the date which is two years from the Grant Date of the Option, the Optionee may purchase up to a further 25% of the total number of Option Shares plus any Common Shares not purchased in accordance with subparagraphs 6(a), (b) and (c) hereof,

7. notwithstanding the provisions of paragraph 6, the Option shall not be exercisable until such time as the Plan has been approved by the Company's shareholders;

all on the terms and subject to the conditions as set out in the Plan. For greater certainty, once Option Shares have become Vested, they continue to be exercisable until the termination or cancellation thereof as provided in this Option Agreement and the Plan.

By signing this Option Agreement, the Optionee acknowledges that the Optionee has read and understands the Plan and agrees to the terms and conditions of the Plan and this Option Agreement.

IN WITNESS WHEREOF the parties hereto have executed this Option Agreement as of the _____ day of _____, 200__.

SIGNED, SEALED AND DELIVERED by **[NAME OF OPTIONEE]** in the presence of:	))))
_____ Name of Witness	))
	) **[NAME OF OPTIONEE]**
_____ Address	)))
_____ Occupation	)))))
THE COMMON SEAL OF **CROSSHAIR EXPLORATION & MINING CORP.** was affixed in the presence of:	))))
_____ Authorized Signatory	) C/S)
_____ Authorized Signatory	)))